HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414

                                 March 24, 2017

Mary Beth Breslin
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         United Cannabis Corporation
         Registration Statement on Form S-1
         File No. 333-216222


     This office represents United Cannabis Corporation. Amendment No. 2 to the Company's registration statement has been filed with the Commission. Attached is the page to the Company's amended registration statement which responds to the comments received from the staff by letter dated March 21, 2017.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart

                                    William T Hart



WTH:ll
Enclosures

     The shares of common stock owned, or which may be acquired by Tangiers, may be offered and sold by means of this prospectus from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation:

     o a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     o face-to-face transactions between sellers and purchasers without a broker/dealer.

     In competing sales, brokers or dealers engaged by Tangiers may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from Tangiers in amounts to be negotiated.

     Tangiers is an "underwriter" and any broker/dealers who act in connection with the sale of the shares by means of this prospectus may be deemed to be "underwriters" within the meaning of the Securities Acts of 1933, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We haves agreed to indemnify Tangiers against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

     We have advised Tangiers that it and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act of 1933. We have also advised Tangiers that, in the event of a "distribution" of its shares, Tangiers, any "affiliated purchasers", and any broker/dealer or other person who participates in such distribution, may be subject to Rule 102 of Regulation M under the Securities Exchange Act of 1934 until their participation in that distribution is completed. Rule 102 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. A "distribution" is defined in Regulation M as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". We have also advised Tangiers that Regulation M prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

     We granted registration rights to Tangiers to enable it to sell the common stock it may acquire under the Investment Agreement. Notwithstanding these registration rights, we have no obligation:

     o to assist or cooperate with Tangiers in the offering or disposition of their shares; or

     o to obtain a commitment from an underwriter relative to the sale of any the shares.

     Tangiers is entitled to customary indemnification from us for any losses or liabilities it suffers based upon material misstatements or omissions from the registration statement or this prospectus, except as they relate to information Tangiers supplied to us for inclusion in the registration statement and prospectus.

     We will prepare and file amendments and supplements to this prospectus as may be necessary in order to keep this prospectus effective as long as Tangiers holds shares of our common stock or until these shares can be sold under an appropriate exemption from registration. We have agreed to bear the expenses of registering the shares, but not the expenses associated with selling the shares, such as broker discounts and commissions.

     We also issued a fixed price convertible promissory note to Tangiers in the principal amount of $35,000 as a commitment fee. The note bears interest at 10% per year and is due and payable on July 8, 2017.


     As the date of this prospectus Tangiers did not own any shares of our common stock. During the course of this offering Tangiers may acquire up to 5,000,000 shares of our common stock. Upon the completion of this offering it is not expected that Tangiers will own any shares of our common stock. Tangiers is controlled by Justin Ederle and Michael Sobeck.

     Tangiers' obligations under the equity line are not transferable.

     In December 2015 we borrowed $220,000 from Tangiers. The loan proceeds were used to fund our operation. The loan was repaid in 2016.